David S. Hunt Email dh@hunt-pc.com	The Hunt Law Corp., P.C. 66 Exchange Place Salt Lake City, Utah 84111	Telephone: (801) 355-7878 Facsimile: (801) 906-6164
July 8, 2011

Securities And Exchange Commission
Washington, DC 20549
Attn: John Reynolds
Mail Stop 3561

Re:           Acquired Sales Corp.
Preliminary Revised Information Statement on Schedule 14C
Filed May 6, 2011
File No. 000-52520

Dear Mr. Reynolds:

Acquired Sales Corp. (the “Company”), through legal counsel, respectfully submits this response to your correspondence dated June 6, 2011. This response details the amendments to the Preliminary Revised Information Statement of Schedule 14C.

General

Comment #1. We note your response to comment six in our letter dated April 21, 2011, and we re-issue the comment. Please tell us if you have complied with Rule 14c-3(b). We note that the date on which preliminary copies of the information statement were filed with the Commission pursuant to Rule 14c-5 has already occurred.

Response: We are mailing to the Company stockholders a copy of our annual report in the same package with the information statement. We are mailing to the Commission via first class U.S. Mail, seven copies of the Information Statement, as filed herewith, in the form to be sent to security holders.

Comment #2.  We note your response to comment 14 in our letter dated April 21, 2011. Please confirm that you will file the agreements as exhibits to your next periodic report.

Response: We confirm the intention to continue to file all material contracts as required under Item 601 of Regulation S-K in periodic and current reports.

Financial Statements
General

Comment #3. Please update your financial statements in accordance with Rule 8-08 of Regulation S-X.

Response: We have integrated current financial statements in accordance with Rule 8-08 of Regulation S-X into the Information Statement filed herewith.

Liquidity and Capital Resources, page 41

Comment #4. Please remove the reference to “Item 9B,” or revise accordingly.

Response: The reference to Item 9B has been removed.

Delivery of Documents to Security Holders Sharing an Address, page 60

Comment #5. With a view to revised disclosure, advise us if you provide the disclosure required by Items 5(a) and 5(d) of Schedule 14C.

Response: We have further supplemented the disclosure to more clearly comply with Items 5(a) and 5(d) of Schedule 14C.

Thank you for your attention to our filing. We will endeavor to promptly address any other questions or concerns. In responding to your comments, the company acknowledges that: the company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully,
THE HUNT LAW CORP., P.C.
David S. Hunt
Attorney for Acquired Sales Corp.

Attention also:
Jamie Kessel
Angela Halac
Damon Colbert
James Lopez